City of Buenos Aires, September 8th, 2025

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Acquisition of own Shares in the terms of art. 64 of the Capital Market Law and the National Securities Commission regulations.

Dear Sirs,

We are addressing to you, in accordance with article 11 of Chapter I, Title II and article 2, Chapter I, Title XII of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) Regulations (AR 2013), to inform that, on the date hereof, the Board of Directors of Pampa Energía S.A. (the “Company” or “Pampa”) approved the repurchase of own shares, in accordance with Article 64 of Law 26.831 and the CNV Regulations. Below it is described the terms and conditions:

1. Purpose: Contribute to the reduction of the difference between the Company’s fair value based on its assets value and the quoted price from stock exchange, seeking to strengthen the market by efficiently applying the Company’s strong cash position and creating value for all its shareholders.

2. Maximum amount to repurchase: US$100,000,000 (a hundred million United States dollars) or the lower amount that reaches the repurchase of 10% of Pampa’s capital stock. The repurchase amount shall never surpass the limit referred to in item 6.

3. Maximum amount of Pampa shares or maximum percentage of Pampa’s capital stock subject to the repurchase: Repurchased shares in treasury shall never surpass the limit of 10% of Pampa’s capital stock. In accordance with Article 64 of Law 26.831, the shares to be acquired will be fully paid in.

4. Daily limit of the transactions in the Argentine Market: According to regulations, the daily quantity of shares to be repurchased in the Argentine Market shall be up to 25% of the share’s average daily trading volume for the 90 prior trading days, calculated from the stock markets that the Company is listed.

5. Price to be paid per share: Up to US$60 (sixty United States dollars) per ADR in the New York Stock Exchange. Relating to the shares, up to AR$3,480 (three thousand four hundred eighty Argentine pesos) per share in Bolsas y Mercados S.A.

6. Source of funding: Realized and liquid earnings and/or the Company’s Voluntary Reserve, as per the Financial Statements as of June 30th, 2025. It is noted that the Company has the liquidity necessary to perform the aforementioned acquisitions without affecting the Company’s solvency.

7. Period in which the acquisitions will be carried out: The Company will be repurchasing ordinary shares for a 120-day period as from the start of this Plan, and subject to any period renewal or extension decided by the Board of Directors, which will be duly informed.

The effectiveness of the Repurchase Plan is subject to the condition that the trading price of the Company’s shares and ADRs remains below the maximum repurchase price set forth in Item 5 of the Plan (the “Maximum Repurchase Price”). Accordingly, the Repurchase Plan shall be automatically suspended at any time the trading price of the Company’s shares or ADRs exceeds the Maximum Repurchase Price, effective as of the following business day, and shall automatically resume on the business day immediately following the date on which the trading price falls to or below the Maximum Repurchase Price.

8. Internal communication: As long as the share repurchase plan by the Company is in place, Directors, statutory auditors and senior managers will be informed that they are forbidden to sell their own shares —whether directly or indirectly held— while the period is in force.

Sincerely yours,

________________________________

María Agustina Montes

Head of Market Relations